SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Claude Resources Inc.

(Translation of registrant’s name into English)

200 – 224 – 4th Ave. S. Saskatoon, SK S7K 5M5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 20, 2003 Claude Resources Inc.

By:
/s/ Val Michasiw

Val Michasiw
Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Press Release – Claude Extends Mine Shaft At Seabee – January 20, 2003